MASTER BGT REAL ESTATE PURCHASE AGREEMENT

THIS MASTER BGT REAL ESTATE PURCHASE AGREEMENT  (this “Agreement”) is made and entered into as of November 9, 2011 by and among SUN COMMUNITIES OPERATING LIMITED PARTNERSHIP, a Michigan limited partnership (“SCOLP”), and ROBERT C. MORGAN and ROBERT MOSER (collectively, the “Principals”).

RECITALS:

A. The Principals, through one or more other entities controlled by the Principals, own a controlling interest in four (4) limited liability companies which are identified herein as the “Project Entities.”

B. The Project Entities own three (3) recreational vehicle communities (collectively the “Communities”).

C. The Principals desire to cause the Project Entities to sell the Communities to SCOLP, and SCOLP, through one or more of its affiliates, desires to purchase the Communities, in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Definitions

Capitalized terms used but not otherwise defined herein shall have the following meanings:

(a) “Code” means the Internal Revenue Code of 1986, as amended.

(b)  “Governmental Authority” means any United States federal, national, state, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

(c)  “Straddle Period” means any Tax period that begins on or before and ends after the date of Closing.

(d) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, including, without limitation, income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, together with any interest, penalties, and additions to tax imposed with respect thereto.

(e) “Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a taxing authority with respect to Taxes.

        2. Ownership of the Communities

2.1 The Communities and the Project Entities

The Principals confirm that the names of the Communities, their locations, number of sites, and the Project Entities which own them are set forth respectively in the following table:

Community	Location/Sites	Project Entity
Blueberry Hill	Bushnell, Florida	Blueberry Hill RV LLC and Blueberry Hill RV SPE LLC
Grand Lake	Orange Lake, Florida	Grand Lake RV and Golf Resort LLC
Three Lakes	Hudson, Florida	Three Lakes RV Park, LLC

2.2 Ownership Structure

The Principals confirm that Exhibit A sets forth, in diagrammatic form, the ownership structure of each of the Communities.

        3. Acquisition of Communities

3.1           At the Closing, the Principals shall cause the Project Entities to sell the Communities to SCOLP, through one or more of its affiliates, free and clear of all mortgages, security interests, liens, claims and encumbrances other than the Permitted Exceptions (as defined in the Purchase Agreements) (as defined below), in accordance with the terms of the Purchase Agreements.

3.2           It is specifically agreed and understood that the transactions described by this Agreement, that certain Master CNN Real Estate Purchase Agreement by and between Sun Communities Operating Limited Partnership, Robert C. Morgan and Robert Moser, of even date herewith (the “Other Master Agreement”, and together with this Agreement, the “Master Agreements”), and all Purchase Agreements and other agreements entered into by the parties or their affiliates in connection with the Master Agreements (collectively with the Master Agreements, the “Transaction Agreements”) are a single, “all or none” transaction and that neither Seller nor Purchaser shall have any obligation to proceed with the transactions contemplated by this Agreement in the event that any of the transactions described in any of the other Transaction Agreements cannot be consummated; provided, however, that, if the Principals are unable to obtain the requisite consent of Tremont/Morgan LLC, a Delaware limited liability company (“Tremont”), to the transactions contemplated by this Agreement, SCOLP may nonetheless elect to proceed with the transactions contemplated by the Other Master Agreement.

        4. Agreed Value for the Communities

4.1 Agreed Value

The total agreed value (the “Agreed Value”) for the Communities shall be an amount equal to Fifteen Million Seven Hundred Three Thousand Five Hundred Thirty Seven and 50/100 Dollars ($15,703,537.50).

4.2 Allocation of Net Consideration

The Agreed Value shall be allocated among the Communities as set forth in the individual Purchase Agreements and as further allocated among real property, personal property and goodwill as set forth in the individual Purchase Agreements.

4.3 Closing Adjustments and Prorations

The amount of Agreed Value to be paid or delivered at Closing shall be increased or decreased, as appropriate, by the prorations and adjustments provided for in the Purchase Agreements.

4.4 Deposit

Within five (5) days after the execution of this Agreement, SCOLP shall deliver the sum of Five Hundred Thousand Dollars ($500,000.00) (the "Deposit") to the nationally recognized title company selected by the Principals and agreed upon by SCOLP, in its reasonable discretion (the "Escrow Agent"), to be held and disbursed pursuant to the terms of an escrow agreement provided by the Escrow Agent, which shall be executed and delivered by the Principals, SCOLP and Escrow Agent.  At the Closing, the Deposit, together with all interest earned thereon, shall be applied to the Agreed Value.  The Deposit, together with the Deposit under the Other Master Agreement, shall be known as the “Deposits” for purposes of this Agreement and all of the other Transaction Agreements.

        5. Purchase Agreements

Within seven (7) days after the execution and delivery of this Agreement, the Project Entities and SCOLP shall enter into three (3) Purchase Agreements substantially in the form of Exhibit B, providing for the purchase and sale of each of the Communities (collectively, the “Purchase Agreements”).

        6. Representations and Warranties

6.1 Representations and Warranties of Principals

The Principals, jointly and severally, hereby represent and warrant to SCOLP as of the date hereof, and as of the Closing Date, the following with the understanding that each of the representations and warranties are material and have been relied on by SCOLP in connection herewith:

(a) Each of the Project Entities has been duly formed and is validly existing as limited liability company in good standing under the laws of the State of Delaware and has the power and authority to own, lease and operate its properties and to conduct its business and to enter into and perform its obligations under this Agreement and each of the Purchase Agreements to which it is a party or by which it is bound.

(b) Neither the performance of the Principals’ obligations hereunder nor the performance of the Project Entities’ obligations under the Purchase Agreements, including, without limitation, the conveyance of the Communities as herein and therein contemplated, violates or will violate (i) any constituent documents of a Principal and/or a Project Entity, (ii) any contract, agreement or instrument to which a Principal and/or a Project Entity is a party or bound, subject to the consent of Tremont and the Project Entities’ existing lenders, or (iii) any applicable law, regulation, ordinance, order or decree.

(c) This Agreement is the legal, valid and binding obligation of each of the Principals, enforceable against each in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting enforcement of creditors’ rights generally or by general equity principles.  The Principals have full right, power and authority to enter into this Agreement and to carry out the transactions contemplated herein, subject to the consent of Tremont.  Each person who executes this Agreement and other documents and instruments in connection herewith for or on behalf of a Principal has or will have due power and authority to so act.

(d) The information concerning the Principals, the Project Entities and the Communities set forth in this Agreement and any certificate furnished or to be furnished to SCOLP pursuant hereto or any Purchase Agreement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were made, not misleading.

For purposes of this Agreement the term “to the knowledge of the Principals” and similar phrases shall mean to the actual knowledge of the Principals after reasonable inquiry under the circumstances.  All of the foregoing representations and warranties shall be deemed to be reaffirmed as of the Closing Date unless prior to the Closing the Principals deliver written notice to the contrary to SCOLP.

6.2 Representations and Warranties of SCOLP

SCOLP hereby represents and warrants to the Principals as of the date hereof, and as of the Closing Date, the following with the understanding that each of the representations and warranties are material and have been relied on by the Principals in connection herewith:

(a) SCOLP has been duly formed and is validly existing as a limited partnership in good standing under the laws of the State of Michigan and has the power and authority to own, lease and operate its properties and to conduct its business and to enter into and perform its obligations under this Agreement and each of the Purchase Agreements to which it is a party or by which it is bound.

(b)  Neither this Agreement nor the performance of SCOLP’s obligations hereunder violates or will violate (i) any constituent documents of SCOLP, (ii) any contract, agreement or instrument to which SCOLP is a party or bound, or (iii) any applicable law, regulation, ordinance, order or decree.

(c) This Agreement has been duly authorized, executed and delivered by SCOLP and constitutes the legal, valid and binding obligation of SCOLP, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting enforcement of creditors’ rights generally or by general equity principles.

(d) The information concerning SCOLP set forth in this Agreement and any certificate furnished or to be furnished to the Principals or the Project Entities pursuant hereto or any Purchase Agreement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements and facts contained herein or therein, in light of the circumstances in which they were made, not misleading.

All of the foregoing representations and warranties shall be deemed to be reaffirmed as of the Closing Date unless prior to the Closing SCOLP delivers written notice to the contrary to the Principals.

        7. Covenants

7.1 Covenants of Principals

In addition to their other obligations under this Agreement, the Principals covenant and agree to and with SCOLP as follows:

(a) Subject to the satisfaction of the specific conditions to the obligations of the Project Entities set forth in the Purchase Agreements, the Principals shall cause, and shall take all actions reasonably necessary to cause, the Project Entities to perform their respective obligations and agreements and shall not take any action, or permit any Project Entity to take any action, impairing the ability of the Project Entities to satisfy all conditions to consummation of the transactions contemplated herein and therein, all as set forth in the Purchase Agreements.

(b) The Principals shall promptly give SCOLP notice of any event or condition which causes, or may be reasonably anticipated to cause (i) any representation or warranty made by the Principals herein or by any Project Entity under any Purchase Agreement to be untrue in any material respect, or (ii) any prohibition against or impairment of the performance of any obligation or satisfaction of any condition to be performed or satisfied by any Project Entity under any Purchase Agreement.

(c) From the date hereof through January 3, 2012 (or such later date as the parties may specify), the Principals shall not, and shall not permit their officers, directors, equity holders, advisors or representatives (including, without limitation, Westfield Realty Group) to, directly or indirectly, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person or entity (other than from SCOLP or its affiliates) relating to the subject matter of this Agreement or the sale, recapitalization, liquidation, financing, acquisition or similar transaction of, involving or relating to all or any portion of the Communities (other than in the ordinary course of business).  The Principals shall promptly notify SCOLP regarding any contact between the Principals or their respective representatives and any person or entity regarding any such offer or proposal.

(d) Within five (5) days after the execution of this Agreement, Principals shall deliver to SCOLP, or make available at the offices of the Communities, and thereafter SCOLP shall have access to, the following:

(1) Copies of all leases, subleases, occupancy and tenancy agreements, and written commitments to lease currently in effect and covering any portion of the Communities (the "Tenant Leases"); all collection and credit reports pertaining to the Tenant Leases or the tenants of the Communities; the monthly management and operating reports customarily prepared by or on behalf of the Project Entities for the last twelve (12) calendar months; and the Communities’ operating budget for the current year;

(2) Copies of all equipment leases, service, utility, supply, maintenance, concession and employment contracts, agreements, and other continuing contractual obligations (collectively the "Project Contracts") affecting the ownership or operation of the Communities;

(3) Annual statements of the results of the operation of the Communities for each of the last three (3) full calendar years, and copies of federal tax returns for the Project Entities covering their last three (3) fiscal years;

(4) Architectural drawings, plans and specifications and site plans for the Communities (the “Plans”), to the extent available;

(5) Copies of all written notices of any zoning, safety, building, fire, environmental, health code or other violation relating to the Communities and not cured prior to the date hereof; and

(6) All other financial data, operating data, contracts, leases, instruments, invoices and other writings relating to the Communities which SCOLP may reasonably request, including, without limitation, tax bills and correspondence with the tax assessor, rent rolls for the past two years, information concerning capital improvements installed by the Project Entities, information concerning historical rent increases imposed by the Project Entities, a list of recurring services not furnished to the Communities through the Project Contracts, information concerning any pending or threatened litigation, utility bills for the past two (2) years, insurance policies and information regarding insurance claims, certificates of occupancy, existing environmental reports, appraisals and market studies.

(e) At all reasonable times from and after the date hereof, the Principals shall afford SCOLP and its representatives full and free access to the Communities, including, but not limited to, the right to conduct environmental, soil, engineering and other tests and to inspect the mechanical, plumbing and utility systems located at the Communities, together with all other aspects of the Communities; provided, however, if SCOLP or its representatives enter upon the Communities pursuant to the terms hereof, SCOLP agrees to indemnify and hold the Project Entities harmless from all damage caused to any person or the Communities as a result of such entry and the negligent acts or omissions of SCOLP or its representatives.

7.2 Joint Covenant of Principals and SCOLP.

The Principals and SCOLP acknowledge that the Taxes related to the portion of a Straddle Period with respect to the Project Entities ending on the Closing Date shall: (A) in the case of any real, personal and intangible ad valorem property Taxes (“Property Taxes”), be allocated in the manner described in the respective Purchase Agreements and (B) in the case of any Taxes other than Property Taxes be computed as if such taxable period ended as of the close of business on the date of Closing.

7.3 Publicity

In addition to their other obligations under this Agreement, the Principals and SCOLP, respectively, covenant and agree with each other that prior to the Closing, none of the Principals or SCOLP or any of their respective affiliates, representatives or agents shall make or issue, or cause to be made or issued, any announcement or written statement concerning this Agreement or the transactions contemplated hereby for dissemination to the public without the prior consent of the other party.  This provision shall not apply, however, to any announcement or written statement required to be made by law or the regulations of any governmental entity, except that the party required to make such announcement shall, whenever practicable, consult with the other party concerning the timing and content of such announcement before such announcement is made.  The parties hereto shall mutually agree on the substance of any press releases concerning either the execution of this Agreement or the consummation of the transactions contemplated hereby to be disseminated to the public by the Principals or SCOLP, or their representatives or agents on or about the date of the execution of this Agreement or on the Closing Date, as the case may be.

7.4 Period for Investigation

(a) SCOLP shall have a period commencing on the date hereof through December 2, 2011 (the "Investigation Period") to inspect and investigate all aspects of the Communities, including, without limitation, the physical condition of the Communities, all items of income and expense arising from the Project Entities’ ownership and operation of the Communities, and all documents relating thereto.  In the event the Principals have failed to deliver or make available to SCOLP the information and material required by Section 7.1(d) and (e) within five (5) days of the date hereof, the Investigation Period shall be extended for a period of time equal to the number of days from the required delivery date of each such item to the actual date of delivery of all such items.  Notwithstanding the foregoing, SCOLP may continue to review and assess after the Investigation Period until December 8, 2011 any third-party reports (aside from the Commitment, the Survey and the Environmental Audit, as such terms are defined in the Purchase Agreements) that are not delivered to SCOLP prior to the expiration of the Investigation Period (“Third Party Reports”).  At any time upon the later of (i) the expiration of the Investigation Period, as the same may have been extended pursuant to the provisions of this Section 7.4, or (ii) the completion of SCOLP’s review and assessment of the Third Party Reports (which may not be later than December 8, 2011), and for any reason whatsoever, SCOLP may, at its option and in its sole and absolute discretion, terminate this Agreement and receive a full refund of the Deposit and all earnings thereon.  Notwithstanding the foregoing and any timeframes set forth above, so long as SCOLP orders within 5 business days of the date hereof the Environmental Audits and new Surveys for the Communities and diligently pursues their receipt, SCOLP may, at its option and in its sole and absolute discretion, terminate this Agreement and receive a full refund of the Deposit and all earnings thereon within three (3) business days after SCOLP’s receipt of the Commitment, the Survey and the Environmental Audit (as such terms are defined in the Purchase Agreements).

(b) If SCOLP notifies the Principals in writing upon the later of (i) the expiration of the Investigation Period, as the same may be extended, (ii) the completion of SCOLP’s review and assessment of the Third Party Reports (which may not be later than December 8, 2011), or (iii) within three (3) business days after SCOLP’s receipt of the Commitment, the Survey and the Environmental Audit (as such terms are defined in the Purchase Agreements), that it waives its right to terminate this Agreement as provided in Section 7.4 above (the "Investigation Notice"), its right under Section 7.4 to terminate this Agreement shall expire.  If SCOLP does not send the Investigation Notice to the Principals upon the later of (i) the expiration of the Investigation Period, as the same may be extended, (ii) the completion of SCOLP’s review of any Third Party Reports (which may not be later than December 8, 2011), or (iii) within three (3) business days after SCOLP’s receipt of the Commitment, the Survey and the Environmental Audit (as such terms are defined in the Purchase Agreements), SCOLP, without further action, shall be deemed to have elected to terminate this Agreement, the Deposit shall be returned to SCOLP, and SCOLP and the Principals shall have no further obligation to the other hereunder.

7.5 Remedies for Failure to Close

(a) In the event all or any of the Principals, Project Entities or their affiliates default in the performance of any of the Transaction Agreements, SCOLP may, as SCOLP’s exclusive remedy:  (i) terminate this Agreement and all of the other Transaction Agreements by written notice delivered to the Principals at or prior to the Closing Date and receive a full refund of the Deposit and all earnings thereon; or (ii) obtain specific performance of the terms and conditions hereof and of the other Transaction Agreements provided that any suit for specific performance must be brought within ninety (90) days after such default, to the extent permitted by law.  Notwithstanding the foregoing, in no event will the Principals, Project Entities or their affiliates be liable or responsible for (and SCOLP hereby waives) all claims to recover any monetary damages whatsoever, whether general, special, incidental or consequential allegedly arising from any breach of this Agreement by the Principals, Project Entities or their affiliates; provided, however, that, in the event that either (i) the Principals are unable to obtain the requisite consent of Tremont to the transactions contemplated by this Agreement, SCOLP shall receive a full refund of the Deposit and the Principals and the Project Entities, jointly and severally, shall promptly reimburse SCOLP for the lesser of One Hundred Thousand Dollars ($100,000) or SCOLP’s actual, out-of-pocket costs and expenses incurred in connection with the transactions contemplated by this Agreement, or (ii) the Principals are unable to receive from the existing lenders the necessary consents and releases to release the Communities from any and all security interests, pledges, liens, claims or encumbrances prior to Closing, SCOLP shall receive a full refund of the Deposit and the Principals and the Project Entities shall, jointly and severally, promptly reimburse SCOLP for up to One Hundred Thousand Dollars ($100,000) of SCOLP’s costs and expenses incurred in connection with the transaction contemplated by this Agreement.  In the event SCOLP or its affiliates default in the performance of this Agreement or the other Transaction Agreements, the Principals shall be entitled to terminate this Agreement and have the Escrow Agent pay to the Principals, as liquidated damages, the Deposit (and all earnings thereon), the same being the Principals’ sole and exclusive remedy, and SCOLP shall have no further or other liability hereunder.  The Principals and SCOLP agree that in the event of a default by SCOLP or its affiliates under this Agreement or the other Transaction Agreements, the Principals’ damages would be difficult or impossible to ascertain, and the amount of the Deposit represents a reasonable estimate of such damages.  Neither SCOLP, nor any designee, transferee or assignee of SCOLP, nor any officers, directors, shareholders or partners, general or limited, of SCOLP or such designee, transferee or assignee, shall be personally or individually liable with respect to any obligation under this Agreement, all such personal and individual liability, if any, being hereby waived by the Principals on its behalf and on behalf of all persons claiming by, through or under the Principals.

        8. Closing Conditions

8.1 Conditions to SCOLP’s Obligation to Close

SCOLP’s obligations to acquire the Communities pursuant to this Agreement and the Purchase Agreements are subject to satisfaction of each of the following conditions:

(a) All other conditions to the SCOLP’s obligations under this Agreement and the Purchase Agreements shall have been timely satisfied or shall have been waived in writing by the party whose obligations are conditioned thereby.

(b) The representations and warranties of the Principals and the Project Entities in this Agreement and the Purchase Agreements shall have been true and correct when made and shall be true and correct, in all material respects, at the Closing, except that any such representations and warranties which expressly relate to another date shall be true and correct as of such other date.

(c) The Principals and the Project Entities shall have timely complied with and performed, in all material respects, all their covenants and other obligations set forth in this Agreement and in the Purchase Agreements which are to be performed at or prior to the Closing.

(d) There shall have been no termination of any of the Purchase Agreements.

(e) No action, suit, proceeding or investigation shall have been instituted before any court or governmental body, or instituted by any governmental agency, to restrain or prevent consummation of the transactions under this Agreement or which would affect the right of SCOLP to own, operate and control any of the Communities.

(f) SCOLP shall have received the Project Entities’ closing documents under this Agreement and all Purchase Agreements.

(g) SCOLP shall have received the Communities pursuant to Section 3.

If any such condition is not timely satisfied or is not waived in writing by SCOLP, SCOLP shall have the right to terminate this Agreement by written notice to the Principals, in which event this Agreement shall terminate, and no party shall have further liability to the other parties hereunder or under any Purchase Agreement except for those obligations provided for in Sections 7.5 and 10 of this Agreement.

8.2 Conditions to Principals’ and Project Entities’ Obligation to Close

The obligations of the Principals and the Project Entities’ to convey the Communities pursuant to this Agreement and the Purchase Agreements are subject to satisfaction of each of the following conditions:

(a) All other conditions to the obligations of the Principals and the Project Entities under this Agreement and the Purchase Agreements shall have been timely satisfied or shall have been waived in writing by the party whose obligations are conditioned thereby.

(b) The representations and warranties of the SCOLP in this Agreement and the Purchase Agreements shall have been true and correct when made and shall be true and correct, in all material respects, at the Closing, except that any such representations and warranties which expressly relate to another date shall be true and correct as of such other date.

(c) SCOLP shall have timely performed, in all material respects, all their covenants and other obligations set forth in this Agreement and in the Purchase Agreements which are to be performed at or prior to the Closing.

(d) The Project Entities shall have received SCOLP’s closing documents under this Agreement and all Purchase Agreements.

(e) Tremont shall have consented to the transactions contemplated herein and set forth in the Purchase Agreements.

(f) The existing lenders shall have consented to the release of the Communities from any and all security interests, pledges, liens, claims or encumbrances on terms and conditions acceptable to the Principals, in their sole discretion, provided that the Principals and/or the Project Entities agree to pay to such existing lenders any release price specified in the existing loan documents.

If any such condition is not timely satisfied or is not waived in writing by the Principals, the Principals shall have the right to terminate this Agreement by written notice to SCOLP, in which event this Agreement shall terminate, and no party shall have further liability to the other parties hereunder or under any Purchase Agreement except for those obligations provided for in Sections 7.5 and 10 of this Agreement.

        9. Closing

9.1 The Closing

The acquisition and conveyance of the Communities under all the Purchase Agreements and the consummation of all the other transactions contemplated thereby and by this Agreement (the “Closing”) shall take place simultaneously at the offices of the Title Company on January 3, 2011 (the “Closing Date”), or on or at such other time or place as Principals and SCOLP may agree upon.  SCOLP and the Project Entities agree to deposit all closing documents, as set forth in the Purchase Agreements, into escrow with the Title Company by December 19, 2011 (the “Escrow Date”) pursuant to a separate escrow agreement between SCOLP, the Project Entities and Title Company to be agreed-upon during the Investigation Period; provided, however, that in the event the Principals have not obtained either (i) the requisite consent of Tremont to the transactions contemplated by this Agreement by the Escrow Date, or (ii) the consent of the existing lenders, the Principals shall have the right to extend the Escrow Date for up to two (2) additional weeks.

9.2 Closing Deliveries

At the Closing, SCOLP and the Project Entities shall deliver the items required under the Purchase Agreements.

        10. Confidentiality

SCOLP agrees to maintain in confidence all of the information contained in this Agreement and the information and data furnished or made available by or at the direction of the Principals or any Project Entity to SCOLP or its agents in connection with SCOLP’s investigation of the Communities and the transactions contemplated by this Agreement (the “Information”).  Notwithstanding the foregoing, SCOLP and its agents may disclose the Information (i) to SCOLP’s directors, partners, accountants, attorneys, prospective lenders, investment bankers, consultants and other advisors in connection with the transactions contemplated by this Agreement (collectively, “Sun Representatives”) to the extent appropriate to facilitate the consummation of the transactions contemplated hereby, so long as the Sun Representatives agree to be bound by the provisions of this Section 10 (ii) to the extent required by any applicable statute, regulation or government agency, and (iii) in connection with any litigation that may arise between the parties in connection with the transactions contemplated by this Agreement.  SCOLP’s obligations under this Section shall terminate on the earlier to occur of (A) the Closing, or (B) such time as the information and data in question becomes generally available in the public record or domain other than through the breach by SCOLP or the Sun

Representatives of their obligations as provided in this Section.  If this Agreement is terminated, SCOLP shall return to the Principals any information or data furnished by them, including any copies thereof made or compilations thereof prepared by SCOLP, provided that SCOLP may retain all analyses and evaluations prepared by SCOLP or the Sun Representatives.  The provisions of this Section 10 shall survive the termination of this Agreement for any reason, but shall terminate upon the closing of the transactions contemplated in this Agreement and the Purchase Agreements.

        11. Designated Representatives

The Principals and SCOLP shall each designate at least one representative (“Designated Representative”) who shall have the authority to represent, act for and bind the designating parties.  Any notice or other communication to a Designated Representative in accordance with this Agreement shall constitute notice or communication to the parties whom he represents, and any act or waiver by a Designated Representative shall constitute an act or waiver by the parties whom he represents for all purposes under this Agreement.  By way of illustration and not limitation, each Designated Representative shall have full power and authority, for and on behalf of the parties whom he represents, to: (i) receive notices or service of process, (ii) negotiate, determine, compromise, settle and take any other action permitted or called for by such parties under this Agreement and (iii) to execute and deliver any termination, amendment or waiver to this Agreement. The Principals hereby designate Robert C. Morgan as their Designated Representative and, in the event that Robert C. Morgan is unable or unwilling to so serve, the Principals hereby designate Robert Moser as their Designated Representative.  Purchaser hereby designates Gary A. Shiffman as its Designated Representative.  Such designations may be changed by written notice to the other parties.

        12. Notices, Etc.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

If to the Principals:

Mr. Robert C. Morgan
c/o Morgan Management
1170 Pittsford Victor Road
Pittsford, New York  14534
Fax: (585) 419-9636

With a required copy to:

Fix Spindelman Brovitz & Goldman, P.C.
295 Woodcliff Drive, Suite 200
Fairport, New York  14450
Attn: Mr. Richard S. Brovitz
Fax: (585) 641-2791

If to SCOLP:

Mr. Gary A. Shiffman

Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034
Fax: (248) 208-2645

With a required copy to:

Jaffe, Raitt, Heuer & Weiss, P.C.
27777 Franklin Road, Suite 2500
Southfield, Michigan 48034
Attn: Mr. Arthur A. Weiss
Fax: (248) 351-3082

        13. Brokers

SCOLP and the Principals represent and warrant to each other that the parties making the representation have not dealt with any brokers or finders or created or incurred any obligation for a commission, finder’s fee or similar remuneration in connection with this transaction (except that the Principals have retained Westfield Realty Group) and agree to indemnify, warrant and defend each other against and from all liability, loss, damages, claims or expenses, including reasonable attorney fees, arising from the breach or asserted breach of such representation.  The Principals shall be solely responsible for all fees and expenses due to Westfield Realty Group as a result of the transactions contemplated by this Agreement and the Purchase Agreements.  The provisions of this Section 13 shall survive any termination of this Agreement for any reason.

        14. Miscellaneous Provisions

14.1 Entire Agreement

This Agreement and the Purchase Agreements (together with the exhibits hereto and thereto) constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Principals and SCOLP with respect to the subject matter hereof and thereof.  There is no statement, promise, agreement or obligation in existence which may conflict with the terms of this Agreement or which may modify, enlarge or invalidate this Agreement or any provision hereof.  None of the prior and/or contemporaneous negotiations, preliminary drafts, or prior versions of this Agreement leading up to its execution and not set forth herein shall be used by any of the parties to construe or affect the validity of this Agreement.

14.2 Cooperation

The parties hereto shall use their reasonable, diligent and good faith efforts, and shall cooperate with and assist each other, to perform their respective obligations under this Agreement and the Purchase Agreements.  The parties shall execute such additional instruments and certificates as may be necessary or appropriate in order to carry out the intent of this Agreement. Principals shall use all commercially reasonable efforts to promptly deliver all notices and obtain all authorizations, consents and approvals that may be or become necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements.

14.3 Costs and Expenses

Subject to the provisions of the Purchase Agreements, each party shall pay its own legal fees and other costs and expenses incurred in connection with the transactions contemplated by this Agreement.

14.4 Amendments

This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Principals and SCOLP.

14.5 Benefits

This Agreement shall inure to the benefit of and shall bind the parties hereto, their successors and assigns.  None of the provisions of this Agreement shall be construed as for the benefit of or as enforceable by any creditor of the parties or any other person not a party to this Agreement.

14.6 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

14.7 Captions

All captions are for convenience only, do not form a substantive part of this Agreement and shall not restrict or enlarge any substantive provisions of this Agreement.

14.8 Construction

This Agreement shall not be construed more strictly against one party then against the other, merely by virtue of the fact that it may have been prepared by counsel for one of the parties, it being recognized that all parties have contributed substantially and materially to the preparation of this Agreement.

14.9 Number and Gender

Where necessary or appropriate to the construction of this Agreement, the singular and plural number, and the masculine, feminine and neuter gender shall be interchangeable.

14.10 Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

14.11 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.  Copies (whether photostatic, facsimile or otherwise) of this Agreement may be made and relied upon to the same extent as an original.

14.12 Time is of the Essence.

Time is of the essence of this Agreement.

[Signatures on next page]

    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PRINCIPALS:	SCOLP:

/s/ Robert C. Morgan ROBERT C. MORGAN	SUN COMMUNITIES OPERATING LIMITED PARTNERSHIP, a Michigan limited partnership
By: Sun Communities, Inc., General Partner
/s/ Robert Moser ROBERT MOSER	By: /s/ Jonathan M. Colman Name: Jonathan M. Colman Title: Executive Vice President

Exhibit List:

A           Ownership Diagrams
B           Form of Purchase Agreement